UNITED STATES OF AMERICA
              BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.


_________________________________

IN THE MATTER OF
NATIONAL FUEL GAS COMPANY                      CERTIFICATE
NATIONAL FUEL GAS DISTRIBUTION CORPORATION     PURSUANT TO
NATIONAL FUEL GAS SUPPLY CORPORATION           RULE 24
SENECA RESOURCES CORPORATION
UTILITY CONSTRUCTORS, INC.
HIGHLAND LAND & MINERALS, INC.
LEIDY HUB, INC.
DATA-TRACK ACCOUNT SERVICES, INC.
NATIONAL FUEL RESOURCES, INC.
HORIZON ENERGY DEVELOPMENT, INC.

FILE NO. 70-8963

(Public Utility Holding Company
Act of 1935)
_________________________________


          In accordance with the terms of the Order dated March 11, 1997 issued to National Fuel Gas Company ("National") and its above-named subsidiaries, National hereby reports that, as of June 30, 1998 and September 30, 1998, neither National nor any of its subsidiaries had acquired any interest in any company which would be the "Affiliate" or a "Special Purpose Entity" described in the Order. The applicants therefore have nothing to report in compliance with the Order's requirement to report various data with respect to the Affiliate.


          IN WITNESS WHEREOF, National has caused this Certificate to be executed this 18th day of December, 1998.


                                  NATIONAL FUEL GAS COMPANY


                                  By: /s/ James R. Peterson
                                         James R. Peterson
                                        Assistant Secretary